COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

515 S. Flower Street, 44th Floor

Los Angeles, CA 90071

December 4, 2017

VIA EDGAR AND COURIER

Mr. Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Colony NorthStar Credit Real Estate, Inc.
Registration Statement on Form S-4 (File No. 333-221685)
Request for Acceleration of Effective Date

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Colony NorthStar Credit Real Estate, Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on December 6, 2017, or as soon thereafter as practicable. The Company is aware of its obligations under the Securities Act.

The Company requests that it be notified of such effectiveness by a telephone call to Stacey P. McEvoy of Hogan Lovells US LLP at (202) 637-5876 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

[Signature Page Follows]

Very truly yours,

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

By:	/s/ Ronald M. Sanders, Esq.
Name: Ronald M. Sanders, Esq.
Title: Vice President and Secretary

cc:	David W. Bonser, Hogan Lovells US LLP

Stacey P. McEvoy, Hogan Lovells US LLP